Amarantus BioScience Holdings, Inc.

675 Almanor Avenue

Sunnyvale, CA 94085

January 27, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler and Mathew Jones

Re:	Amarantus BioScience Holdings, Inc.

Amendment No. 1 on Registration Statement on Form S-1

Filed December 31, 2013

File No. 333-191555

Ladies and Gentlemen:

Amarantus BioScience Holdings Inc. (the "Company"), in connection with its filing of amendment no. 3 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-191555), hereby responds to the Staff's comments raised in the Staff’s comment letter dated January 14, 2014 directed to the Registration Statement. For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

Selling Shareholders, page 39

1.	Please remove the information with regard to Messrs. John and Gerald Commission and Robert Harris from your tables for selling shareholders, including the tables on pages 42, 43, and 44 of your registration statement.

Response:

The Company has removed the information with regard to Messrs. John and Gerald Commission and Robert Harris from the tables for the selling shareholders.

Summary of Outstanding Shares, page 45

2.	We note that the table on page 45 states that Messrs. John and Gerald Commission and Robert Harris are each registering 288,889 shares in the current transaction. We also note that the shares underlying the Debentures and Warrants purchased by Messrs. John and Gerald Commission and Robert Harris are not included in your registration statement. Please revise your table on page 45 to clarify that Messrs. John and Gerald Commission and Robert Harris are not registering shares in the current transaction.

Response:

The Company has removed the information regarding the registration of shares by Messrs. John and Gerald Commissiong.

Intention to make payments on overlying Debentures, page 45

3.	We note your response to our prior comment 3 that you will be able to use your cash reserves of $1 million to repay the Debentures. We also note that the principal and interest payments for the Debentures exceed $1 million, and that there is no assurance that you would be able to raise funds through the sale of equity securities. Please expand your disclosure to clarify how you currently intend to make these payments in full. Additionally if you are relying on the sale of equity securities for your financial ability to make these payments, please clarify why it is reasonably for you to believe that you can sell equity securities in an environment in which the lenders do not convert their debentures into common stock.

Responses: The Company has expanded its disclosure in response to the staff’s comment. Please see page 45 of the Registration Statement.

Should you have any questions or comments with respect to the foregoing, please contact Jeffrey Fessler or Marcelle S. Balcombe of Sichenzia Ross Friedman Ference LLP, at 212-930-9700.

Very truly yours,

By:	/s/ Marc E. Faerber
Marc E. Faerber

2